UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 23)

Grubb & Ellis Company
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

40009 52 0
(CUSIP Number)

C. Michael Kojaian c/o Kojaian Ventures, L.L.C. 39400 Woodward Avenue, Suite 250 Bloomfield Hills, Michigan 48304 Telephone (248) 644-7600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2012
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

(Continued on the following pages)
(Page 1 of 9 Pages)

CUSIP NO. 40009 52 0	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

5,021,326

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

5,021,326

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,021,326

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%

14	TYPE OF REPORTING PERSON OO

CUSIP NO. 40009 52 0	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Ventures, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

11,700,000

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

11,700,000

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,700,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%

14	TYPE OF REPORTING PERSON OO

CUSIP NO. 40009 52 0	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

11,081,926

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

11,081,926

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,081,926

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%

14	TYPE OF REPORTING PERSON CO

CUSIP NO. 40009 52 0	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Ventures-MM, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

11,700,000

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

11,700,000

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,700,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%

14	TYPE OF REPORTING PERSON CO

CUSIP NO. 40009 52 0	13D	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C. Michael Kojaian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

11,826,283

	8	SHARED VOTING POWER

11,081,926

	9	SOLE DISPOSITIVE POWER

11,826,283

	10	SHARED DISPOSITIVE POWER

11,081,926

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,908,209

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.7%

14	TYPE OF REPORTING PERSON IN

          This Amendment No. 23 (this "Amendment No. 23" or this "filing") amends in certain respects Amendment No. 1 to Schedule 13D filed by Mike Kojaian and C. Michael Kojaian dated February 13, 2001 ("Amendment No. 1"); Amendment No. 2 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, Kojaian Ventures, L.L.C., a Michigan limited liability company ("KV"), and Kojaian Ventures-MM, Inc., a Michigan corporation and managing member of KV ("KVMM") dated April 19, 2002 ("Amendment No. 2"); Amendment No. 3 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KV and KVMM dated May 16, 2002 ("Amendment No. 3"); Amendment No. 4 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KV and KVMM dated September 27, 2002 ("Amendment No. 4"); Amendment No. 5 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, Kojaian Holdings LLC, a Michigan limited liability company ("KH"), KV, KVMM dated May 9, 2003 ("Amendment No. 5"); Amendment No. 6 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KH, KV, and KVMM dated January 6, 2005 ("Amendment No. 6"); Amendment No. 7 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, Kojaian Management Corporation ("KMC"), KH, KV, and KVMM dated April 28, 2006 ("Amendment No. 7"); Amendment No. 8 to Schedule 13D filed by C. Michael Kojaian, KMC, KH, KV, and KVMM dated July 6, 2006 ("Amendment No. 8"); Amendment No. 9 to Schedule 13D filed by C. Michael Kojaian, KMC, KH, KV, and KVMM dated May 22, 2007 ("Amendment No. 9"); Amendment No. 10 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KMC, KH, KV, and KVMM dated September 7, 2007 ("Amendment No. 10"); Amendment No. 11 to Schedule 13D filed by Mike Kojaian and C. Michael Kojaian, KMC, KH, KV, and KVMM dated September 14, 2007 ("Amendment No. 11"); Amendment No. 12 to Schedule 13D filed by C. Michael Kojaian, KMC, KH, KV, and KVMM dated December 10, 2007 ("Amendment No. 12"); Amendment No. 13 to Schedule 13D filed by C. Michael Kojaian, KMC, KH, KV, and KVMM dated March 5, 2008 ("Amendment No. 13"); Amendment No. 14 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KMC, KH, KV, and KVMM dated June 16, 2008 ("Amendment No. 14"); Amendment No. 15 to Schedule 13D filed by C. Michael Kojaian, KMC, KH, KV, and KVMM dated August 22, 2008 ("Amendment No. 15"); Amendment No. 16 to Schedule 13D filed by C. Michael Kojaian, KMC, KH, KV, and KVMM dated September 3, 2008 ("Amendment No. 16"); Amendment No. 17 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KMC, KH, KV, and KVMM dated June 12, 2009 ("Amendment No. 17"); Amendment No. 18 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KMC, KH, KV, and KVMM dated October 2, 2009 ("Amendment No. 18"); Amendment No. 19 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KMC, KH, KV, and KVMM dated November 6, 2009 ("Amendment No. 19"); Amendment No. 20 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KMC, KH, KV, and KMM dated September 22, 2010 ("Amendment No. 20"); Amendment No. 21 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KMC, KH, KV, and KMM dated February 28, 2011 ("Amendment No. 21"); and Amendment No. 22 to Schedule 13D filed by C. Michael Kojaian, KMC, KH, KV, and KMM dated April 22, 2011 ("Amendment No. 22") (collectively the "Previous Filings"). All items not reported in this Amendment No. 23 are herein incorporated by reference from the Previous Filings. To the extent any item is superseded by any later filing, the later filing is operative and controlling.

Item 1.	Security and Issuer

          Item 1 of the Previous Filings is here incorporated by reference.

Item 2.	Identity and Background

          This Amendment No. 23 is being filed by C. Michael Kojaian, KMC, KVMM, KV, and KH (collectively, the "Reporting Persons"). Item 2 of the Previous Filings is here incorporated by reference.

Item 3.	Source and Amount of Funds or Other Consideration

          Not applicable.

Item 4.	Purpose of Transaction

          The Reporting Persons are filing this Amendment No. 23 to report that on February 10, 2012, C. Michael Kojaian resigned from his position as a director of the Company. Mr. Kojaian informed the Board of Directors of the Company that his resignation will permit him to attend to his fiduciary duties as a director of KV and its affiliated entities in commercial transactions with the Company without actual or apparent conflicts of interest.

          Except as reported, the Reporting Persons have no present plans or proposals that would result in the events described in Item 4 of Securities and Exchange Commission Schedule 13D. The Reporting Persons reserve the right to determine in the future whether to adopt plans or proposals of the type described in Item 4.

Item 5.	Interests in Securities of the Issuer

          Item 5 of the Previous Filings is here incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

          Item 6 of the Previous Filings is here incorporated by reference. Item 4 of this Amendment No. 23 is here incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated February 10, 2012.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2012	/s/ C. Michael Kojaian
C. Michael Kojaian

Dated: February 10, 2012	KOJAIAN HOLDINGS LLC

By: Kojaian Management Corporation, its Sole Member

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, its Executive Vice President

Dated: February 10, 2012	KOJAIAN MANAGEMENT CORPORATION

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, its Executive Vice President

Dated: February 10, 2012	KOJAIAN VENTURES, L.L.C.

By: Kojaian Ventures-MM, Inc., its Managing Member

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, President

Dated: February 10, 2012	KOJAIAN VENTURES-MM, INC.

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, President